UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number: 1-1927
THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2007 and 2006 and for the fiscal year ended December 31, 2007, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1 Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE & RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

June 27, 2008

	By:	/s/ Damon Audia

Damon Audia, Vice President and Treasurer

ANNEX A
TO
Form 11-K
THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
* * * * *
FINANCIAL STATEMENTS
DECEMBER 31, 2007

The Goodyear Tire & Rubber Company
Employee Savings Plan
For Salaried Employees
Financial Statements
December 31, 2007 and 2006

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
Index To Financial Statements
December 31, 2007 and 2006

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4-15

Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I

Note:
Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Goodyear Tire & Rubber Company Employee Savings Plan for
Salaried Employees
Akron, Ohio
We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 27, 2008

2

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
Statements of Net Assets Available for Benefits

(Dollars in Thousands)	December 31, 2007	December 31, 2006
Plan’s Interest in Commingled Trust at fair value	$1,172,548	$1,338,657
Participant Loans	29,227	36,659
Contribution Receivable – Employer	172	154
Contribution Receivable – Employee	1,293	1,863

Net Assets Available for Benefits at fair value	1,203,240	1,377,333
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(7,962)	3,445

Net Assets Available for Benefits	$1,195,278	$1,380,778

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
(Dollars in Thousands)	2007
Contributions:
Employer	$3,769
Employee	57,635

Total Contributions	61,404

Deductions:
Benefits Paid to Participants or Their Beneficiaries	(129,959)
Transfer to The Goodyear Tire and Rubber Company Savings Plan for Retail Employees	(106,440)
Transfer to Veyance Technologies, Inc. Retirement Plan Trust	(119,485)

Total Deductions	(355,884)

Interest From Participant Loans	2,298

Net Investment Gain from Plan’s Interest in Commingled Trust	106,682

Net Decrease in Net Assets Available for Benefits During the Year	(185,500)

Net Assets Available for Benefits at Beginning of Year	1,380,778

Net Assets Available for Benefits at End of Year	$1,195,278

The accompanying notes are an integral part of these statements.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement.

Plan Year

The Plan Year is a Calendar year.

Trust Assets

Certain savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the “Company”) maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by the Trustee. The Company sponsored three savings plans at December 31, 2007 and two savings plans at December 31, 2006 that participate in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

JP Morgan Retirement Plan Services, LLC is the recordkeeper of the Plan.

Asset Valuation and Income Recognition

The majority of the assets of the Plan are valued at fair market value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the Plan year. If no sales were reported on that date, the shares are valued at the last bid price. Investments in mutual funds are valued at the net asset value of shares held by the Commingled Trust at year end. Investments in commingled funds are valued at fair value, as determined by the fund manager. Investments in the self directed account are valued at fair value, based on the underlying investments in the account. Participant loans are valued at their outstanding balances, which approximate fair value. Investment income and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the Stable Value fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases of securities are recorded on the trade date basis. Dividend income is recorded on the ex-dividend date. Interest income in recorded on the accrual basis.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 9).

The Goodyear Stock Fund invests primarily in the Common Stock of the Company. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Plan management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

Reclassification

For comparability, certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 financial statement presentation.

2.	GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

Inception

The Plan is a defined contribution plan, which became effective July 1, 1984. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All salaried, hourly, and U.S. expatriate salaried employees, including officers, of the Company are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. Employees of the Company who are leased employees, covered by a collective bargaining agreement (unless the agreement provides for coverage under the Plan), work in a retail store location, or serving at a location operating under the Wingfoot, Allied, Kelly-Springfield Puerto Rico, or Dunlop name are not eligible to participate in the Plan. Effective April 1, 2007, newly eligible employees are automatically enrolled at 4% of compensation for the employee deferral, unless the employee elects otherwise.

Vesting

Employee contributions are fully vested. Employer contributions become vested after the participant has completed three years of continuous service with the Company.

Effective December 31, 2007, the Plan was amended such that employer contributions become vested after the participant has completed two years of continuous service with the Company.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
Contributions

Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year subject to certain limitations under the Internal Revenue Code. Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time. The change will become effective as soon as administratively possible after participant makes it. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Employees may suspend their contributions at any time effective immediately.

The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) contributions) and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

Any participant who has a vested interest in the Goodyear Stock Fund attributable to Matching Employer Contributions (or a Beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.

Effective January 1, 2005, all salaried new employees who were hired after December 31, 2004 and prior to April 1, 2007 and eligible employees at specified locations are eligible for a company funded contribution. This retirement contribution is not an employer matching contribution. It is not dependent on an employee contribution. The contribution is 5% of compensation up to the Social Security Wage Base and 11.8% for compensation above the Social Security Base not to exceed the IRS determined compensation limit. The employee can elect to invest this contribution in any of the investment options available for employee contributions.

Effective April 1, 2007, the Plan was amended to: automatically enroll participants hired after March 31, 2007 at a default employee contribution rate of 4% of compensation; provide an employer retirement contribution rate equal to 3% of compensation and establish an employer matching contribution equal to 50% of the first 4% of compensation that the employee contributes to the Plan. All participants effective April 1, 2007 are entitled to elect their employee contributions to be on a pre-tax basis or as a Roth 401 (k) contribution. Effective January 1, 2009, the Plan was amended, changing the employer retirement contribution rate to an age and hire date based contribution rate.

Participant Accounts

A variety of funds have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
Interest and dividends (in non Goodyear Stocks) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (the “ESOP”), participants may elect to receive in cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2007 there were no dividends paid on the Goodyear stock held.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:
•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.
The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts are payable upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the month they are processed, and may be subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce plan expenses and future contributions by the Company. As of December 31, 2007 and 2006, the Plan had forfeiture credits in the amounts of $769,671 and $321,068, respectively.

Participant Loans

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime plus one (8.25% and 9.25% at December 31, 2007 and 2006, respectively).

Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance is treated as a taxable distribution from the Plan.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds, and recordkeeping services are paid from such Funds which reduce the investment return reported and credited to participant accounts.

The JPMorgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expense reduces the investment return reported and credited to participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

3.	RELATED PARTY TRANSACTIONS:

The Trustee serves as the fund manager of the Daily S&P 500 Index Stock Equity Fund.

JP Morgan Investment Management Inc. serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.

The Goodyear Stock Fund is designed primarily for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2007 the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $21.40 to $36.90. The closing price per share of Goodyear common stock on The New York Stock Exchange was $28.22 at December 31, 2007 ($20.99 at December 29, 2006). The common stock of The Goodyear Tire & Rubber Company and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer contributions is within an employee stock ownership plan (ESOP).

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
4.	TAX STATUS OF PLAN:

The Internal Revenue Service has determined and informed the Company by a letter dated July 24, 2003 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	LITIGATION:

Following the announcement of a restatement of the Company’s financial statements in October 2003, several lawsuits were filed in the U.S. District Court for the Northern District of Ohio against the Company and current and/or former officers, directors and associates of the Company asserting breach of fiduciary duty claims under ERISA on behalf of a putative class of participants in The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees and the Plan. All of these actions were consolidated into a separate action in the U. S. District Court for the Northern District of Ohio. In July 2006, the Court denied the defendants’ motion to dismiss the breach of fiduciary duty claims under ERISA. Although the Company continues to believe the ERISA claims are without merit, the Company has entered into a settlement agreement with the plaintiffs, which is subject to court approval, in order to eliminate the ongoing cost and distraction of the litigation. If the settlement agreement is not approved by the court, the Company will continue to vigorously defend these claims.

6.	TRANSFERS

Net assets for participants of the Plan who are employees of a retail store location totaling $106,440,363 were transferred to The Goodyear Tire & Rubber Company Savings Plan for Retail Employees (“Retail Plan”) on April 1, 2007, the date the Retail Plan became effective.

On August 1, 2007, the Company sold its Engineered Products Division to Veyance Technologies, Inc. Net assets of participants of the Plan who became employees of Veyance Technologies, Inc. totaling $119,484,708 were transferred to the Veyance Technologies, Inc. Retirement Plan Trust on August 8, 2007.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	December 31,	December 31,
(Dollars in Thousands)	2007	2006
Net Assets Available for Benefits per the Financial Statements	$1,195,278	$1,380,788
Amount for adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,962	(3,445)
Amounts Allocated to Withdrawing Participants	(410)	(601)

Net Assets Available for Benefits per the Form 5500	$1,202,830	$1,376,732

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to the Form 5500:

Year Ended
December 31,
(Dollars in Thousands)	2007
Benefits Paid to Participants per the Financial Statements	$129,959

Add: Amounts Allocated to Withdrawing Participants at December 31, 2007	410
Less: Amounts Allocated to Withdrawing Participants at December 31, 2006	(601)

Benefits Paid to Participants per the Form 5500	$129,768

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
The following is a reconciliation of net investment gain from the Plan’s interest in commingled trust per the financial statements for the year ended December 31, 2007 to the Form 5500:

Year Ended
December 31,
(Dollars in Thousands)	2007
Net Investment Gain from Plan’s Interest in Commingled Trust per the Financial Statements	$106,682
Impact of reflecting fully benefit-responsive investment contracts at fair value	11,407

Net Investment Gain from Plan’s Interest in Commingled Trust per the Form 5500	$118,089

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

8.	FINANCIAL DATA OF THE COMMINGLED TRUST:

All the Plan’s investments except for the participant loans are in the Commingled Trust, which was established for the investment of assets of the Plan. Each Participating plan has an undivided interest in the Commingled Trust. At December 31, 2007 and December 31, 2006, the Plan’s interest in the net assets of the Commingled Trust was approximately 59.3% and 64.0% respectively. The Commingled Trust assets are held by the Trustee.

The financial data of the Commingled Trust is as follows:

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
Statements of Net Assets Available for Benefits of the Commingled Trust

	December 31,	December 31,
(Dollars in Thousands)	2007	2006
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$71,850	$74,915
NTGI-QM Daily S & P 500 Equity Index Fund	414,998	468,796
JPMCB EAFE Plus Fund	157,902	151,423
Short-Term Investments	28,269	29,765

Mutual Funds
Western Asset Core Plus Bond Fund Inst. Class Fund	18,750	15,502
Vanguard Target Retirement Income Fund	2,099	1,147
Vanguard Target Retirement 2005 Fund	19,449	20,297
Vanguard Target Retirement 2015 Fund	17,587	13,167
Vanguard Target Retirement 2025 Fund	60,100	63,349
Vanguard Target Retirement 2035 Fund	10,961	7,069
Vanguard Target Retirement 2045 Fund	39,825	41,559
Wellington Management Growth Fund (American Century Ultra Institutional Class Fund at December 31, 2006)	55,798	56,995
Artisan Small Capitalization Growth Fund	68,157	93,017
RS Partners Small Capitalization Value Fund	14,585	17,008

Charles Schwab Self Directed Account	32,776	25,973
Common Stock of The Goodyear Tire & Rubber Company	215,030	221,441
Investment Contracts (See Note 9)	747,277	790,494

Total Investments	1,975,413	2,091,917

Receivables:
Pending Trades	3,433	—
Accrued Interest and Dividends	201	3,252

Total Assets Available for Benefits	1,979,047	2,095,169

Liabilities:
Pending Trades	—	(3,315)
Administrative Expenses Payable	(1,613)	(1,282)

Total Liabilities	(1,613)	(4,597)

Net Assets Available for Benefits	$1,977,434	$2,090,572

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
COMMINGLED TRUST INVESTMENT INCOME:
     Net Investment income for the Commingled Trust is as follows:

Year Ended
December 31,
(Dollars in Thousands)	2007
Net Appreciation in Fair Value of Investments:
Common Collective Trust	$40,437
Mutual Funds	18,851
Common Stock	74,465
Self Directed Funds – Mutual Funds	2,519
136,272

Interest and dividends	43,918

Investment Gain from Plan’s Interest in Master Trust	180,190
Administrative Expenses	(5,517)

Net Investment Income	$174,673

9.	INVESTMENT CONTRACTS

The Commingled Trust invests in The Goodyear Tire & Rubber Company Employee Savings Plan Stable Value Fund (Stable Value Fund) which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various insurance companies. The insurance companies maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

The Stable Value Fund has purchased wrapper contracts from the insurance companies. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments

The Goodyear Tire & Rubber Company
Employee Savings Plan For Salaried Employees
December 31, 2007 and 2006
to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses it qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended
Average yields:	December 31, 2007
Based on actual earnings	5.1%
Based on interest rate credited to participants	4.7%

Schedule I
The Goodyear Tire & Rubber Company
Employee Savings Plan for Salaried Employees
Schedule H,line 4i — Schedule of Assets (Held at End of Year) December 31, 2007
Employer Identification Number: 34-0253240, Plan Number: 004

(c)
	(b)	Description of investment
	Identity of issue,borrower	Including maturity date, rate of interest,	(d)	(e)
(a)	lessor or similar party	collateral par, or maturity value	Cost	CurrentValue
	Participant Loans	5.0% - 9.25%	$—	$29,227,323
Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.